Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the letter discussed herein.

Guinness Atkinson Asset Management, Inc.
21550 Oxnard Street, Suite 750
Woodland Hills, CA 91367

April __, 2009

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Guinness Atkinson Funds (“the Company”)
File Nos. 33-75340 and 811-08360

Dear Mr. Eskildsen:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to the comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, by you and John Ganley on April 13, 2009 and April 17, 2009, respectively regarding the Company’s Post-Effective Amendment (“PEA”) No. 44 to its registration statement.  PEA No. 44 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 27, 2009, and will become effective 60 days after filing on April 28, 2009.  PEA No. 44 was filed for the purpose of conforming the Company’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  Registrant is filing this PEA No. 45 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Company’s responses.

In addition, in connection with this filing, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

2.
The Company acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Company’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS RECEIVED APRIL 13 & 17, 2009

PROSPECTUS COMMENTS

Cover Page
1.	Please consider removing the paragraph stating that “This prospectus covers the six Funds…” as it is not required by the Form N-1A.

The Company responds by removing the referenced paragraph as suggested.

2.	Please consider rephrasing the SEC-required legend to align with one of the formats suggested by Rule 481.

The Company responds by rephrasing the SEC legend as suggested.

Table of Contents
3.
Please consider removing the annotation to the Table of Contents.  Per Form N-1A General Instruction C.3.(a), nothing should precede Items 2 through 8 except for the Cover Page (Item 1) or a table of contents meeting the requirements of Rule 481(c) under the 1933 Act.

The Company responds by asserting that it believes the Table of Contents, with the annotation, meets the requirements of requirements of Rule 481(c).  Furthermore, the Company believes the additional information is helpful to shareholders and not in conflict with the General Instructions to Form N-1A.

4.
Please remove the sentence immediately following the Table of Contents.  Per Form N-1A General Instruction C.3.(a), nothing should precede Items 2 through 8 except for the Cover Page (Item 1) or a table of contents meeting the requirements of Rule 481(c) under the 1933 Act.

The Company responds removing the sentence as requested.

Summary Sections – All Funds
5.
Please remove the ticker symbol at the beginning of each Summary Section after the Fund’s name and the paragraph stating “Before you invest…” at the top of each Summary Section as it is not required by the Form N-1A.

The Company responds by removing the date, the referenced paragraph and the ticker symbol from each Fund’s Summary Section as requested.

6.	Please revise the “Fees and Expenses” sub-heading for each Fund’s Summary Section to conform to the wording in Form N-1A (i.e., it should read “Fees and expenses of the Fund”).

The Company responds by revising the referenced sub-heading as requested.

7.	In the “Shareholder Fees” portion of the table, after “Redemption/Exchange Fee,” please include the phrase “as a percentage of amount redeemed” to conform to the exact wording in Form N-1A.

The Company responds by revising the line item as requested.

8.	In the “Annual Fund Operating Expenses” portion of the table, please correct the parenthetical phrase following the sub-heading to conform to the exact wording in Form N-1A.

The Company responds by revising phrase to read “(expenses that you pay each year as a percentage of the value of your investment).”

9.
In the “Annual Fund Operating Expenses” portion of the table, for the line item “Other Expenses”, please consider moving reference to the Shareholder Servicing Fee to a separate indented line or, alternatively, retain the reference in its current location, but remove reference to the fee amount.

The Company responds by retaining the reference to Shareholder Servicing Fees in the same location, but has removed the fee amount as requested.

10.
In the “Annual Fund Operating Expenses” portion of the table, regarding the line item after “Total Annual Fund Operating Expenses,” please only reference “Fee Waivers or Expense Reimbursements” in that line; “Recoupments” should never appear as a separate line item, but rather should be included in “Other Expenses.”  Please submit all completed Fees and Expenses tables to the staff prior to effectiveness.

The Company responds by making the revisions as suggested.  Additionally, please find all completed Fees and Expenses tables attached as Schedule A to this draft response letter.

11.	Please restate the paragraph entitled “Portfolio Turnover” so that it is worded exactly as provided in Form N-1A.

The Company responds by revising the paragraph as requested.

12.	Under the “Principal Investment Strategies” section, please rephrase the first sentence so that it reads “The [______] Fund will invest at least 80%...” or something similar.

The Company responds by revising the referenced sentence in each Fund’s Summary Section and the similar sentence repeated in each Fund’s expanded discussion under Item 9 to read “The [______] Fund invests at least 80%...”

13.	In the “Principal Risks” section, please remove the phrase “during a down market” to generalize the concept that the Fund could have difficulty selling stocks any time.

The Company responds by making the revision as suggested.

14.	Under “Principal Risks” of each Fund’s Summary Section, please add a “Non-Diversification Risk” description where applicable.

The Company responds by adding the following non-diversification risk description for all six Funds:

The Fund is non-diversified, which means that, under the Investment Company Act of 1940, there is no restriction on how much the Fund may invest in the securities of a single issuer, which may expose the Fund to greater losses.

15.
Under “Principal Risks” of each Fund’s Summary Section, the last bullet point risk indicates that the Advisor’s investment strategy may not achieve the Fund’s objective; however that risk is not further explained under Item 9.  Please consider removing that risk if it is not considered a Principal Risk or restate it under Item 9 and expand the disclosure as appropriate.

The Company responds by restating and expanding the referenced risk disclosure under Item 9 of the Prospectus.

16.	In the “Principal Risks” section, please expand the disclosure regarding foreign risk.

The Company responds by expanding the referenced sentence as follows:

Political, social, currency-rate fluctuations or economic instability within foreign countries cause the value of the Fund’s foreign investments to decline; or

17.
Under “Annual Total Returns,” please consider stating how any “additional” index (i.e., an index other than the required broad-based index) shown in the Average Annual Returns table is relevant to the Fund.  Additionally, please remove the last sentence of each index description which states that “You cannot invest directly in an index.”

The Company responds by providing an explanation regarding how an additional index is relevant to the Fund in the lead in paragraph.  Additionally, the Company has moved all of its index descriptions to the back of the Prospectus.

18.	Please add a statement to each “Performance” section indicating whether updated performance information is available on the Fund’s website.

The Company responds by adding the following statement to the “Performance” section:

Updated performance information is available on the Fund’s website www.gafunds.com.

19.
Under the “Purchase and Sale of Fund Shares” section, please provide clarification as deemed appropriate to distinguish between the minimum initial investment amounts for “Regular (new investors)” and “Regular (current Fund shareholders)”.  Additionally, please clarify what is meant by “Gift” types of accounts.

The Company responds by revising the Minimum Initial Investments table as follows (emphasis added):

Type of Account	Minimum Initial Investments
Regular (new shareholder to the Guinness Atkinson Fund family)	$5,000
Regular (current shareholder of a Guinness Atkinson Fund)	$2,500
Retirement	$1,000
Gift (UGMA/UTMA)	$250
Automatic investment plan (initial and installment payments)	$100
Additional investments	$250

20.
Under “Dividends, Capital Gains, and Taxes,” please consider adding additional clarification that investing through a tax-deferred arrangement does not necessarily mean a shareholder will not be taxed.

The Company responds by revising the referenced sentence as shown below:

The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.  Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.

21.	Under “Payments to Broker-Dealers and Other Financial Intermediaries,” please revise the paragraph so that it conforms to the exact wording provided in Form N-1A.

The Company responds by revising the paragraph as requested.

Summary Section – Alternative Energy Fund
22.	In the “Principal Investment Strategies” section, please consider removing reference to energy technology sectors as such sectors do not appear to be reflected by the Fund’s name.

The Company responds by maintaining reference to energy technology sectors in the “Principal Investment Strategies” section.  The Company does not agree that the Fund’s name contradicts its investments in energy technology sectors.

23.
In the “Principal Investment Strategies” section, please identify the types of securities in which the Fund may invest similar to the list provided in the first paragraph under the Item 9 expanded discussion.

The Company responds by noting that such a list already exists in the Summary Section that read:

Alternative energy includes, but is not limited to power generated through solar, wind, hydroelectric, tidal wave, geothermal, biomass or biofuels.  Energy technology includes technologies that enable these sources to be tapped and also various manners of storage and transportation of energy, including hydrogen and other types of fuel cells, batteries and flywheels, as well as technologies that conserve or enable more efficient use of energy.

24.	In the “Principal Risks” section, please indicate that the first bullet point risk refers to the “alternative” energy sector.

The Company responds by making the revision as suggested.

25.	In the “Principal Risks” section, please expand the discussion risk described in the second bullet point.

The Company responds by expanding the referenced sentence as follows:

Prices of energy (including traditional sources of energy such as oil, gas, or electricity) or alternative energy decline due to many factors, including international political developments, production and distribution policies of the OPEC (Organization of Petroleum Exporting Countries) and other oil-producing countries

26.	Under the “Principal Risks” section, please add a “Sector Focus Risk” description.

The Company responds by adding the following risk disclosure to the Principal Risk sections and a corollary disclosure to the Item 9 portion of the Prospectus for the Alternative Energy Fund and the Global Energy Fund.

The Fund’s focus on the energy sector to the exclusion of other sectors exposes the Fund to greater market risk and potential monetary losses than if the Fund’s assets were diversified among various sectors.

More About the Funds’ Investment Strategies – Asia Focus Fund
27.
Under the “Principal Investment Strategies” section in the expanded Item 9 discussion, please consider limiting the Fund’s definition of what comprises an “Asian” company to one that “derives a significant portion of its revenues or profits from goods produced or sold, investment made, or services performed, or maintain a significant portion of its assets in the Asian region.”  Such a limited definition appears to align more closely with the Rule 35d-1, which states that the investments should be “tied economically to the particular country or geographic region suggested by its name.”

The Company responds by maintaining the three tests in tact.  The Company has reviewed Rule 35d-1 under the 1940 Act and has also reviewed the rule release from January 2001 with its SEC guidance.  The Company believes that it is appropriate and not misleading to consider all three factors when determining whether a company can be considered a company within the regions denoted by a Fund’s name.

28.	In the “Principal Risks” section, where applicable, please make the risks specific to investing in the Asian region.

The Company responds by making the revisions as suggested.

More About the Funds’ Investment Strategies – Asia Pacific Dividend Fund
29.
Under the “Principal Investment Strategies” section in the expanded Item 9 discussion, please consider limiting the Fund’s definition of what comprises an “Asia Pacific” company to one that “derives a significant portion of its revenues or profits from goods produced or sold, investment made, or services performed, or maintain a significant portion of its assets in the Asian Pacific region.”  Such a limited definition appears to align more closely with the Rule 35d-1, which states that the investments should be “tied economically to the particular country or geographic region suggested by its name.”

The Company responds by maintaining the three tests in tact.  The Company has reviewed Rule 35d-1 under the 1940 Act and has also reviewed the rule release from January 2001 with its SEC guidance.  The Company believes that it is appropriate and not misleading to consider all three factors when determining whether a company can be considered a company within the regions denoted by a Fund’s name.

30.	In the “Principal Risks” section, where applicable, please make the risks specific to investing in the Asian region.

The Company responds by making the revisions as suggested.

Summary Section – China & Hong Kong Fund
31.
The staff notes that the Fund’s investment objective, reads as follows “The China & Hong Kong Fund’s investment objective is long-term capital appreciation primarily through investments in securities of China and Hong Kong.”  Please consider ending the sentence after the word “appreciation” rather then having the sentence continue on to describe the Fund’s strategy.

The Company agrees that as written, the Fund’s investment objective reflects part of the Fund’s strategy, however, with the Fund’s investment objective being fundamental, the Company is unable to change it without receiving shareholder approval.

More About the Funds’ Investment Strategies – China & Hong Kong Fund
32.
Under the “Principal Investment Strategies” section in the expanded Item 9 discussion, please consider limiting the Fund’s definition of what comprises an “China and/or Hong Kong” company to one that “derives a significant portion of its revenues or profits from goods produced or sold, investment made, or services performed, or maintain a significant portion of its assets in the China and/or Hong Kong.”  Such a limited definition appears to align more closely with the Rule 35d-1, which states that the investments should be “tied economically to the particular country or geographic region suggested by its name.”

The Company responds by maintaining the three tests in tact.  The Company has reviewed Rule 35d-1 under the 1940 Act and has also reviewed the rule release from January 2001 with its SEC guidance.  The Company believes that it is appropriate and not misleading to consider all three factors when determining whether a company can be considered a company within the regions denoted by a Fund’s name.

33.	In the “Principal Risks” section, where applicable, please make the risks specific to investing in the China & Hong Kong region.

The Company responds by making the revisions as suggested.

Summary Section – Global Energy Fund
34.
In the “Principal Investment Strategies” section, it states the Fund intends to invest in companies that are “principally engaged” in the production of exploration, exploration or discovery, or distribution of energy…  Please define what is meant by “principally engaged”.

The Company responds by noting the definition of “principally engaged” is contained in the Fund’s expanded Item 9 section of the prospectus and states:

For purposes of this policy, the term “principally engaged” means that the company normally derives at least 50% of its annual gross revenues from the activities listed above.

35.	As a “Global” Fund, please indicate the minimum amount of Fund assets the Fund intends to invest in non-U.S. companies in the “Principal Investment Strategies” section.

The Company responds by adding the following sentence to the “Principal Investment Strategies” section:

The Fund expects that at least 10% of the Fund’s assets will be invested in non-U.S. securities.

Summary Section – Global Innovators Fund
36.	As a “Global” Fund, please indicate the minimum amount of Fund assets the Fund intends to invest in non-U.S. companies in the “Principal Investment Strategies” section.

The Company responds by adding the following sentence to the “Principal Investment Strategies” section:

The Fund expects that at least 10% of the Fund’s assets will be invested in non-U.S. securities.

Management of the Funds – Portfolio Management
37.
Please provide the years of Edward Guinness’ employment at Tiedemann Investment Group.  Per Form N-1A Item 10, the prospectus must disclose a portfolio manager’s business experience during the past 5 years.

The Company responds by disclosing Mr. Guinness’ years of employment at each employer to reflect at least a full 5 years of his most recent business experience.

SAI COMMENTS

Investment Restrictions

38.	Please disclose the industry-related concentration policy for the Alternative Energy Fund and the Global Energy Fund.

The Company responds by adding a non fundamental policy as follows:

The Alternative Energy Fund may not:

1.	Invest 25% or more of the total value of its assets in a particular industry, except that this restriction shall not apply to U.S. government securities and securities in the energy sectors.

The Global Energy Fund may not:

1.	Invest 25% or more of the total value of its assets in a particular industry, except that this restriction shall not apply to U.S. government securities and securities in the energy sectors.

Portfolio Holdings Information
39.
Please enhance disclosure regarding the Trust’s portfolio holdings policy regarding any ongoing arrangements to provide the Funds’ portfolio holdings to third-parties prior to becoming publicly available.  Indicate how frequently such holdings are disclosed and with what lag time if any.

The Company responds by updating the disclosure in the referenced section of the SAI to reflect the Trust’s current policy.  Currently, the Trust only makes available its top 10 holdings on its website with an approximate 10-day lag period.  Except for service providers such as the Funds’ administrator, fund accountant, custodian, etc., no other entity receives the portfolio holdings in advance of them becoming publicly available quarterly on the SEC website with a 60-day lag period.

*     *     *     *     *     *

I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

____________________________

James Atkinson
President
Guinness Atkinson Funds

cc:           Alexandra Alberstadt, Esq., Kramer Levin Naftalis & Frankel LLP

Schedule A

Fees and Expenses of Each Fund

Alternative Energy Fund

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Alternative Energy Fund:
Shareholder Fees
(fees paid directly from your investment)
Redemption/Exchange Fee (as a percentage of amount redeemed):(1)	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees:	1.00%
Distribution (12b-1) Fees:	None
Other Expenses (including a Shareholder Servicing Fee):	0.67%
Interest Expense:	0.02%
Total Annual Fund Operating Expenses: (2)	1.69%
(1) You will be charged a 2% fee if you redeem or exchange shares of this Fund within 30 days of purchase.
(2)     The Advisor has contractually agreed to reduce its fees and/or pay Fund expenses (excluding Acquired Fund Fees and Expenses, interest, taxes, dividends on short positions and extraordinary expenses) in order to limit Net Expenses for shares of the Fund to 1.98% through June 30, 2010.  To the extent that the Advisor waives its fees and/or absorbs expenses to satisfy this cap, it may seek repayment of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or absorbed, subject to the 1.98% expense cap.

Example
This example is intended to help you compare the cost of investing in the Alternative Energy Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, under these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$172	$533	$918	$1,998

ScheduleA to SEC Response Letter	Fees and Expenses of Each Fund

Asia Focus Fund

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Asia Focus Fund:
Shareholder Fees
(fees paid directly from your investment)
Redemption/Exchange Fee (as a percentage of amount redeemed):(1)	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees:	1.00%
Distribution (12b-1) Fees:	None
Other Expenses (including a Shareholder Servicing Fee):	0.70%
Interest Expense	0.05%
Total Annual Fund Operating Expenses:(2)	1.75%
(1) You will be charged a 2% fee if you redeem or exchange shares of this Fund within 30 days of purchase.
(2)     The Advisor has contractually agreed to reduce its fees and/or pay Fund expenses (excluding Acquired Fund Fees and Expenses, interest, taxes, dividends on short positions and extraordinary expenses) in order to limit Net Expenses for shares of the Fund to 1.98% through June 30, 2010.  To the extent that the Advisor waives its fees and/or absorbs expenses to satisfy this cap, it may seek repayment of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or absorbed, subject to the 1.98% expense cap

Example
This example is intended to help you compare the cost of investing in the Asia Focus Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, under these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$178	$551	$949	$2,062

ScheduleA to SEC Response Letter	Fees and Expenses of Each Fund

Asia Pacific Dividend Fund

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Asia Pacific Dividend Fund:
Shareholder Fees
(fees paid directly from your investment)
Redemption/Exchange Fee (as a percentage of amount redeemed):(1)	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees:	1.00%
Distribution (12b-1) Fees:	None
Other Expenses (including a Shareholder Servicing Fee):	1.21%
Interest Expense:	0.12%
Total Annual Fund Operating Expenses: (2)	2.33%
Fee Waiver/Expense Reimbursement	-0.23%
Net Expenses	2.10%
(1) You will be charged a 2% fee if you redeem or exchange shares of this Fund within 30 days of purchase.
(2)     The Advisor has contractually agreed to reduce its fees and/or pay Fund expenses (excluding Acquired Fund Fees and Expenses, interest, taxes, dividends on short positions and extraordinary expenses) in order to limit Net Expenses for shares of the Fund to 1.98% through June 30, 2010.  To the extent that the Advisor waives its fees and/or absorbs expenses to satisfy this cap, it may seek repayment of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or absorbed, subject to the 1.98% expense cap

Example
This example is intended to help you compare the cost of investing in the Asia Pacific Dividend Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, under these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$213	$705	$1,224	$2,648

ScheduleA to SEC Response Letter	Fees and Expenses of Each Fund

China & Hong Kong Fund

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the China & Hong Kong Fund:
Shareholder Fees
(fees paid directly from your investment)
Redemption/Exchange Fee (as a percentage of amount redeemed):(1)	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees:	1.00%
Distribution (12b-1) Fees:	None
Other Expenses (including a Shareholder Servicing Fee):	0.51%
Interest Expense:	0.02%
Total Annual Fund Operating Expenses: (2)	1.53%
(1) You will be charged a 2% fee if you redeem or exchange shares of this Fund within 30 days of purchase.
(2)     The Advisor has contractually agreed to reduce its fees and/or pay Fund expenses (excluding Acquired Fund Fees and Expenses, interest, taxes, dividends on short positions and extraordinary expenses) in order to limit Net Expenses for shares of the Fund to 1.98% through June 30, 2010.  To the extent that the Advisor waives its fees and/or absorbs expenses to satisfy this cap, it may seek repayment of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or absorbed, subject to the 1.98% expense cap

Example
This example is intended to help you compare the cost of investing in the China & Hong Kong Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, under these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$156	$483	$834	$1,824

ScheduleA to SEC Response Letter	Fees and Expenses of Each Fund

Global Energy Fund

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Global Energy Fund:
Shareholder Fees
(fees paid directly from your investment)
Redemption/Exchange Fee (as a percentage of amount redeemed):(1)	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees:	0.75%
Distribution (12b-1) Fees:	None
Other Expenses (including a Shareholder Servicing Fee):	0.55%
Interest Expense:	0.01%
Total Annual Fund Operating Expenses: (2)	1.31%
(1) You will be charged a 2% fee if you redeem or exchange shares of this Fund within 30 days of purchase.
(2)     The Advisor has contractually agreed to reduce its fees and/or pay Fund expenses (excluding Acquired Fund Fees and Expenses, interest, taxes, dividends on short positions and extraordinary expenses) in order to limit Net Expenses for shares of the Fund to 1.45% through June 30, 2010.  To the extent that the Advisor waives its fees and/or absorbs expenses to satisfy this cap, it may seek repayment of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or absorbed, subject to the 1.45% expense cap.

Example
This example is intended to help you compare the cost of investing in the Global Energy Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, under these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$133	$415	$718	$1,579

ScheduleA to SEC Response Letter	Fees and Expenses of Each Fund

Global Innovators Fund

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Global Innovators Fund:
Shareholder Fees
(fees paid directly from your investment)
Redemption/Exchange Fee (as a percentage of amount redeemed):(1)	2.00%

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees:	0.75%
Distribution (12b-1) Fees:	None
Other Expenses (including a Shareholder Servicing Fee):	0.64%
Interest Expense:	0.01%
Total Annual Fund Operating Expenses: (2)	1.40%
(1) You will be charged a 2% fee if you redeem or exchange shares of this Fund within 30 days of purchase.
(2)     The Advisor has contractually agreed to reduce its fees and/or pay Fund expenses (excluding Acquired Fund Fees and Expenses, interest, taxes, dividends on short positions and extraordinary expenses) in order to limit Net Expenses for shares of the Fund to 1.55% through June 30, 2010.  To the extent that the Advisor waives its fees and/or absorbs expenses to satisfy this cap, it may seek repayment of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or absorbed, subject to the 1.55% expense cap.

Example
This example is intended to help you compare the cost of investing in the Global Innovators Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, under these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$143	$443	$766	$1,680

ScheduleA to SEC Response Letter	Fees and Expenses of Each Fund